

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3720

June 13, 2007

William P. Williams
Chief Executive Officer
Card Activation Technologies, Inc.
33 West Jackson Blvd., Suite 1618
Chicago, Illinois 60604-3749

Re: **Card Activation Technologies, Inc.**
        Amendment No. 5 to Registration Statement on Form SB-2
        File no. 333-439677
        As amended on June 5, 2007
        Amendment No. 1 to Registration Statement on Form 10-SB
        File No. 0-52556

Dear Mr. Williams:

        We have reviewed the above referenced filings and have the following further comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form SB-2

Risk Factors, page 6

    1. We note your response to prior comment 1 and are unable to agree with your response. If the tax consequences of the spin-off to MedCom shareholders were not material and there are no material tax consequences to potential investors in this offering, there is no need for a

risk factor discussing the tax consequences of the spin-off. Inclusion of such a risk factor creates the misimpression that there are material tax consequences to investors in the offering, which is not the case. Therefore, as previously requested delete the risk factor if there were and are no material tax consequences of the spin-off or this offering to MedCom shareholders or investors in this offering.

Legal Proceedings, page 17

2.   We note your response to prior comment 4 and have the following further comment. Although you have identified the company that has settled the infringement suit with the company, no other conforming disclosure has been added to the document. Your entire business is based upon the successful completion of patent license agreements with third parties and prior to your agreement with McDonald's you had no patent license agreements. It would appear that this agreement is a material agreement and your documents must be substantially revised to reflect this major development in the company's business. For example, the disclosure in your prospectus summary incorrectly states that as of the date of this prospectus the company has never entered into any patent license agreements. Please take extra care to make sure that conforming changes are made throughout the Form 10-SB and Form SB-2 to reflect the material terms of your license agreement with McDonald's and the material consequences of this agreement on your operations, such as the effect of entering into the agreement on your compensation arrangements (page 17).

Furthermore, because the company is currently a reporting company with a class of securities registered under Section 12(g) of the Securities Exchange Act of 1934 (your Form 10-SB went automatically effective on June 9, 2007), an Item 1.01 Form 8-K must be filed relating to the license agreement with McDonald's.

Form 10-SB

3.   We note your response to prior comment 5 but are unable to find any changes to the disclosure in the Form 10-SB or Form SB-2 in response to our comment. Please advise or revise.

****

As appropriate, please amend your registration statements in response to these comments. You may wish to provide us with marked copies of the amendments to expedite our review. Please furnish a cover letter with your amendments that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendments and responses to our comments.

You may contact Kyle Moffatt, Accountant Branch Chief, at (202) 551-3836 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director

cc: Joseph I. Emas, Esq.
        Via facsimile (305) 531-1274